Via EDGAR

August 9, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

File No. 000-52710

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated July 12, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “March 31, 2011 Form 10-Q”).

Please note that although several of our responses below reflect our current draft disclosure intended to address the Staff’s comments, the actual language used in our future filings may not compare precisely with the language set forth below as the facts and circumstances of our business may change from time to time.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

One Wall Street, New York, N.Y. 10286

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 16

1.	We note your response to comment three. We continue to believe that several of your risk factors, including but not limited to the ones specifically mentioned, are too vague to be meaningful to investors. As previously requested, please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify specific situations that make you particularly vulnerable to the identified risks and provide a more specific discussion of the potential consequences.

Although we continue to believe that our risk factors filed with our 2010 Annual Report are meaningful and reflect an appropriate level of specificity to capture the potential impact of these risks to our business, nonetheless, in response to the Staff’s comment 1, we undertake to revise the risk factors to be included in our Annual Report on Form 10-K for the year ending December 31, 2011. The revised risk factors will provide a more specific discussion of identified risks and the potential consequences thereof. They will also address (i) ongoing developments and changes in the financial regulatory regime applicable to us, such as the promulgation of rules and regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that are likely to be important to us (for example, the proposed rules that the Federal Reserve is expected to publish in late Summer or early Fall implementing Section 165 of the Dodd-Frank Act and dealing with systemically important financial institutions) and the U.S. banking agencies’ rules implementing Basel III, and (ii) the changes in economic conditions and markets during the rest of this year and their effect on our financial condition and results of operations. We further undertake to provide the Staff with the proposed revisions to our risk factors for the Staff’s review no later than January 31, 2012. Based on our undertakings set forth in this paragraph, we respectfully request the Staff to confirm that the Staff agrees with our proposed approach set forth above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 4

Trading Activities and Risk Management, page 62

2.

We have read your response to comment six and continue to remain unclear as to how revenue is generated from your foreign exchange trading transactions. You have indicated that your Investment Services clients may enter into foreign exchange transactions either through direct dealing or standing instructions with BNY Mellon, or transactions with external foreign exchange providers. Please expand your disclosure to discuss how the company’s compensation (e.g. fixed fee versus gain/loss on derivative contract) is calculated for each of these methods. In addition, please quantify the amount of revenue generated from each method for the periods presented and discuss the relative profitability of each of these methods. For example, your disclosure states that the standing instruction program provides a cost-effective and efficient option to your clients, so clarify whether that means that this method is less profitable to you. Finally, please clarify whether all, or only certain, of these methods are the subject of the foreign exchange transactions litigation discussed on page 95. To the extent you have already provided this information, please direct us to where we can locate such disclosures in your filing.

In light of the Staff’s comment, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we added the following disclosure regarding our foreign exchange transactions:

“The foreign exchange trading engaged in by the company generates revenues, which are influenced by the volume of client transactions and the spread realized on these transactions. The level of volume and spreads are affected by market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. These revenues also depend on our ability to manage the risk associated with the currency transactions we execute. A substantial majority of our foreign exchange trades are undertaken for our custody clients in transactions where BNY Mellon acts as principal, and not as an agent or broker. As a principal, we earn a profit, if any, based on our ability to risk manage the aggregate foreign currency positions that we buy and sell on a daily basis. Generally speaking, custody clients enter into foreign exchange transactions in one of three ways: negotiated trading with BNY Mellon, BNY Mellon’s standing instruction program, or transactions with third party foreign exchange providers. Negotiated trading generally refers to orders entered by the client or the client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other methods such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate plus a pre-negotiated spread. The preponderance of the notional value of our trading volume with clients is in negotiated trading. Our standing instruction program provides custody clients and their investment managers with an end-to-end solution that allows them to shift to BNY Mellon the cost, management and execution risk, often in small transactions not otherwise eligible for a more favorable rate or transactions in restricted and difficult to trade currencies. We incur substantial costs in supporting the global operational infrastructure required to administer the standing instruction program; on a per-transaction basis, the costs associated with the standing instruction program exceed the costs associated with negotiated trading. Our custody clients choose to use third party foreign exchange providers other than BNY Mellon for a substantial majority of their U.S. dollar equivalent volume foreign exchange transactions.

We typically price negotiated trades for our custody clients at a spread over our estimation of the current market rate for a particular currency or based on an agreed third-party benchmark. With respect to our standing instruction program, we typically assign a price derived from the daily pricing range for marketable-size foreign exchange transactions (generally more than $1 million) executed between global financial institutions, known as the “interbank range”. Using the interbank range for the given day, we typically price purchases of currencies at or near the low end of this range and sales of currencies at or near the high end of this range. As of June 30, 2011, our total revenue for the first six months of 2011 for all types of foreign exchange trading transactions was $357 million, which is approximately 5% of our total revenue. Of that 5%, approximately 40% resulted from foreign exchange transactions undertaken through our standing instruction program.”

In further response to the Staff’s Comment, we have specified in the Legal Proceedings section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 that the foreign exchange litigation and investigations relate primarily to standing instruction services.

Item 11. Executive Compensation

2010 Corporate Component Results, page 54

3.	We note your response to comment ten and are unable to agree that the financial and qualitative goals are not material to an understanding of your compensation policies and decisions. Please tell us what the goals were and confirm that you will disclose similar goals in future filings. To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the goals and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

We continue to respectfully submit that we have provided all of the material information necessary to an investor’s understanding of our compensation policies and decisions. In the 2010 framework, however, operating earnings per share served a function that was different from other factors considered as part of the corporate component. As disclosed on page 53 of our proxy statement for the 2011 Annual Meeting of Shareholders (the “proxy statement”), operating earnings per share was used to establish a range of corporate component incentive opportunity. For 2010, the range of operating earnings per share that would have allowed a guideline corporate component incentive payout of

100% of target was $2.17- $2.52. To the extent that operating earnings per share or another performance metric is used to establish a range of incentive opportunity for the corporate component of future annual incentive compensation amounts, we agree to disclose the relevant range in future proxy filings (unless we determine that the range could be excluded under Instruction 4 to Item 402(b) of Regulation S-K). For 2011, we have adopted a similar structure using a different performance metric and will disclose the relevant range and actual outcome in our proxy statement for the 2012 Annual Meeting of Shareholders.

As indicated in our response to the Staff’s prior comment ten, we do not believe that additional detail regarding the other factors considered by the Human Resources and Compensation Committee of the Board of Directors (the “HRCC”) in determining the corporate component is material or helpful to an understanding of BNY Mellon’s compensation practices. In particular, there are no formulaic connections among any one factor, its targeted amount and any compensation outcome. Detail regarding the targeted outcome and the actual outcome would not permit a shareholder to derive a compensation outcome or even a range of outcomes. The HRCC’s evaluation of corporate performance takes into account the current environment and other measures that it determines are relevant, such as those described on page 54 of the proxy statement that were used to evaluate 2010 corporate performance. For example, as disclosed on page 54 of the proxy statement, actual operating earnings per share would have permitted a payout at the 100% range, but the HRCC, in its discretion, approved a corporate component payout of 90% after taking into consideration a number of factors (as described on page 54).

We believe that, in the context of a review of a range of factors in evaluating performance on a discretionary basis, the material information consists of how such factors are considered in the process and which factors were viewed as most relevant. We disclose this information on pages 53-56 of the proxy statement. In short, we believe that (1) the fact that determination of annual bonus amounts is based, in part, on a balanced scorecard that includes a range of operating earnings per share, (2) the target range that permits 100% opportunity for the corporate component, (3) the amount of actual operating earnings per share (as set forth on page 54 of the proxy statement), and (4) the description of other factors (as set forth on page 54 of the proxy statement) that are taken into account by the HRCC in determining annual bonuses (and how those factors influenced the determination) collectively provide comprehensive disclosure of the material information regarding this aspect of our compensation practice.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Items 2 and 3. Management discussion and Analysis of Financial Condition and Results of Operations; Quantitative and Qualitative Disclosures about Market Risk, page 4

Loans, page 27

4.	Please tell us how you complied with ASC 310-10-50-15(e) as it requires you to disclose the factors considered in determining that the loan was impaired.

The “Summary of significant accounting and reporting policies” footnote of our 2010 Annual Report indicates that we consider a loan to be impaired, as defined by ASC 310 – Accounting by Creditors for Impairment of a Loan, when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. We consider nonaccrual loans with balances over $1 million to be impaired, as stated on page 30 of our March 31, 2011 Form 10-Q and page 98 of our 2010 Annual Report. In addition, we describe the impairment testing for residential mortgage loans on page 32 of our March 31, 2011 Form 10-Q and on page 97 of our 2010 Annual Report. In the March 31, 2011 Form 10-Q, we state on page 59 that the quarterly financial statements should be read in conjunction with our 2010 Annual Report.

In our May 14, 2010 response to the staff comment letter dated April 30, 2010, we stated that we track all impaired loans and that impaired commercial loans in amounts less $1 million at December 31, 2009 were $4.4 million and had an allowance for loan losses associated with them of $0.4 million. As agreed with the staff, we included this disclosure in subsequent filings. On page 113 of our 2010 Annual Report and on page 68 of our March 31, 2011 Form 10-Q, we disclosed at these dates that impaired commercial loans in amounts individually less than $1 million aggregated $3 million. We also disclosed at these dates that the allowance for loan losses associated with these loans totaled less than $1 million.

Trading activities and risk management, page 40

5.	We note that you have not had any instances during 2009, 2010 or the first quarter of 2011 where your daily trading losses exceeded your calculated VAR. Given your 99% confidence level, statistically you would expect an average of two to three instances a year in which your actual losses exceed your VAR. Please address the following:

•

Given that your trading losses never exceeded your calculated VAR during 2009, 2010 and the first quarter of 2011, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon.

•	Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted.

•

Address any changes you made to your VAR methodology or assumptions during the last three years. In this regard, we note that you had two VAR exceptions in 2008 and none such [since] that time. Please clarify whether modifications were made in 2008 as a result of the exceptions occurring during that year.

BNY Mellon performs VAR backtesting by comparing VAR calculated using the positions at the close of the prior day to the next day’s trading P&L. The Company’s Investment Services business model focuses on acting as a market maker for our customers and facilitating customer trades producing historically positive intraday trading P&L. This intraday P&L and the P&L from the prior day’s trading position comprise the daily trading P&L used in backtesting. Trading P&L utilized in such VAR backtesting comparison is buffered by the generally positive intraday trading P&L, which results in a lower number of P&L backtesting exceptions from that which would otherwise be statistically predicted.

To ensure that the VAR model is performing appropriately, the model is internally reviewed annually. During the review, the historical return distributions of risk factors are examined, and statistical tests are performed to ensure all underlying assumptions (drifts, volatilities, correlations, and stability of these risk factors) are consistent with the observed returns. The Company’s review is compliant with OCC Circular 2000-16 “Risk Modeling.” We also compare the theoretical P&L calculated from risk system (such theoretical P&L excludes intraday trading activity) against VAR. This theoretical backtest shows the statistically predicted number of breaks.

We disclosed two exceptions that occurred in 2008 in which reported trading P&L exceeded predicted VAR. The two observed exceptions that occurred in 2008 were due to the extraordinary market turmoil in that period in which market factors moved beyond the expected movement at the 99% confidence level, which movements also exceeded the profit bias from intraday trading activities. Therefore, no change was made to the VAR model due to the observed breaks.

Item 1. Financial Statements, page 54

Note 18 – Commitments and contingent liabilities, page 91

Other, page 93

6.

We note that you provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services. We also note that you are a minority equity investor in, and member of, several industry clearing or settlement exchanges which may require you to guarantee their obligations and liabilities or to provide financial support in the event of their partners do not honor their obligations. As a result, you concluded that it is not possible to estimate a maximum potential amount of payments that could be required with such agreements. Please tell us, and revise future filings, to provide all of the disclosures required by ASC 460-10-50-4 for these guarantees. To the extent that you continue to believe that you cannot estimate a maximum potential amount of future payments, please revise to disclose the reasons you are not able to develop the maximum potential amount, as required by ASC 460-10-50-4b.

The underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that we have disclosed in our previous annual and quarterly filings are generally entered into in the ordinary course of business and provide for standard indemnifications. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At June 30, 2011 and December 31, 2010, we have not recorded any material liabilities under these arrangements.

In addition, we are the minority equity investors in, and member of, several industry clearing or settlement exchanges, which may require us to guarantee obligations and liabilities or provide financial support in the event other members do not honor their obligations.

Membership in these organizations is customary and, in some cases, required in order to remain a member in good standing in these industry clearing or settlement exchanges. Investments are not made as part of our overall investment strategy. Certain of these organizations have financial safeguard systems that would commit their own capital to satisfy default events by their members. These organizations may then require their members to commit more capital should the clearinghouse become insolvent. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies which enable the exchange to allocate settlement losses to other members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At June 30, 2011 and December 31, 2010, we have not recorded any material liabilities under these arrangements.

Subject to the last sentence of the first paragraph of this letter, we will revise future filings to clarify the remote nature of payment of these arrangements, as follows:

“Other

Indemnification Arrangements under Ordinary Course Contracts

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At June 30, 2011 and December 31, 2010, we have not recorded any material liabilities under these arrangements.

Clearing and Settlement Exchanges

We are a minority equity investor in, and member of, several industry clearing or settlement exchanges through which foreign exchange, securities, or other transactions settle. Certain of these industry clearing or settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies which enable the exchange to allocate settlement losses to other members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At June 30, 2011 and December 31, 2010, we have not recorded any material liabilities under these arrangements.”

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer